Exhibit 99.1

ASML share buy-back program

Repurchase up to € 1.130 billion within 2 years

In 2011, ASML has purchased 25.7 million shares for a total amount of EUR 700 million as part of its intention to purchase up to EUR 1 billion of its own shares within 2 years. In January 2012 ASML announced to increase the size of the current share buy back program to EUR 1.130 billion to make use of the maximum room available in 2012 for dividend withholding tax-exempt share buy backs.

The aggregate amount of shares repurchased up to and including May 4, 2012 represents 77.2% of the program.

ASML intends to cancel all shares repurchased under this program.

The total amount of outstanding shares at the end of 2011 was approx. 414 million shares.

The following table shows the shares repurchased between Apr. 2, 2012 and May 4, 2012:

Date	Repurchased shares	Average price	Repurchased value
Apr. 2 - Apr. 5, 2012	289,669	€37.36	€10,820,707
Apr. 10 - Apr. 13, 2012	0	€0.00	€0
Apr. 16 - Apr. 20, 2012	69,000	€37.29	€2,573,040
Apr. 23 - Apr. 27, 2012	295,000	€36.97	€10,906,259
Apr. 30 - May 4, 2012	235,500	€37.79	€8,900,650
Total shares repurchased between April 2, 2012 and May 4, 2012	889,169	€37.34	€33,200,656

Total shares repurchased through May 4, 2012	30,671,244	€28.44	€872,379,891